UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission file number: 001-39738

Ucommune International Ltd

No. 2 Dongsihuan North Road, Building 1, 4th Floor

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Sales of Certain Equity Interest in Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd.

On July 21, 2025, Xinjiang Xinyouzhong Marketing Co., Ltd. (“Xinjiang Xinyouzhong”), an indirectly wholly-owned subsidiary of the Company, entered into an equity transfer agreement (the “Agreement”) with Singularity Digital Marketing (Guangzhou) Co., Ltd. (“Singularity Digital”), a company incorporated in the PRC and a related party of the Company. Pursuant to the Agreement, Xinjiang Xinyouzhong agrees to sell, and Singularity Digital agrees to purchase, all of Xinjiang Xinyouzhong’s 51% equity interest in Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd. (“Shengguang Zhongshuo”), a limited liability company incorporated in the PRC, for an aggregate consideration of RMB16,000,000. The transaction has been completed in accordance with the terms of the Agreement. Furthermore, the sales of the Company’s equity interest in Shengguang Zhongshuo represents its complete exit from all marketing and branding services operations.

A copy of the Agreement is included in this current report on Form 6-K as Exhibit 10.1 and the foregoing description of the Agreement is qualified in its entirety by reference thereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Equity Transfer Agreement, dated July 21, 2025, by and between Xinjiang Xinyouzhong Marketing Co., Ltd. and Singularity Digital Marketing (Guangzhou) Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Ltd

/s/ Daqing Mao
Daqing Mao
Chairman of the Board

Date: September 12, 2025

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